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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X          Form 40-F
                                  -----                  -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                           Yes                     No   X
                               -----                  -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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ISSUANCE OF FLOATING RATE NOTES BY SHINHAN BANK

On October 27, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue Floating Rate Notes (the "Notes") in the aggregate principal amount of USD 50,000,000. Among this, a half of the Notes will be issued with a maturity of 2 years and the rest will be issued with a maturity of 3 years. The Notes are scheduled to be issued on November 5, 2004. The following is a detailed summary of terms and conditions of the issuance of the Notes.


Terms and Conditions for a USD 25,000,000 Floating Rate Note Issue(2 year maturity)

1.  Issuer              : Shinhan Bank
2.  Issue Type          : United States Dollar Floating Rate Notes Issue
3.  Amount              : USD 25 Million
4.  Arranger            : WestLB AG, Singapore Branch
5.  Issue price         : 100%
6.  Redemption price    : 100%
7.  Trade Date          : October 27, 2004
8.  Issue Date          : November 9, 2004
9.  Maturity Date       : November 9, 2006
10. Repayment           : Bullet repayment on Final Maturity
11. Interest Margin     : 0.15% per annum
12. Interest period     : 3 months provided that no Interest Period shall extend
                          beyond the Final Maturity
13. Interest Rate       : Sum of Libor and Interest Margin
14. Management Fees     : 0.28% flat on the Issue Size


Terms and Conditions for a USD25 Million Floating Rate Note Issue (3 year maturity)

1.  Issuer              : Shinhan Bank
2.  Issue Type          : United States Dollar Floating Rate Notes Issue
3.  Amount              : USD 25 Million
4.  Arranger            : WestLB AG, Singapore Branch
5.  Issue price         : 100%
6.  Redemption price    : 100%
7.  Trade Date          : October 28, 2004

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8.  Issue Date          : November 9, 2004
9.  Maturity Date       : November 9, 2007
10. Repayment           : Bullet repayment on Final Maturity
11. Interest Margin     : 0.20% per annum
12. Interest period     : 3 months provided that no Interest Period shall extend
                          beyond the Final Maturity
13. Interest Rate       : Sum of Libor and Interest Margin
14. Management Fees     : 0.48% flat on the Issue Size

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : October 28, 2004